120 Monument Circle
Indianapolis, IN 46204	June 3, 2013

Mr. Jim Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	WellPoint, Inc.

 Form 10-K for the Fiscal Year Ended December 31, 2012

 Filed February 22, 2013

 File No. 001-16751

Dear Mr. Rosenberg:

On behalf of WellPoint, Inc. (the “Company”), this letter is in response to the United States Securities and Exchange Commission (the “Commission”) comment letter dated May 22, 2013 relating to the above-referenced filing by the Company.

We thank you for your review of our filing to ensure that we meet the needs of users of our financial statements and we appreciate the opportunity to provide further clarity on the items raised in your comments. For your convenience, we have listed each comment from the Commission and our responses to these comments. Where applicable, within your comments we have referenced the appropriate section of our response.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Goodwill and Other Intangible Assets, page 64

1.	Comment: Please provide us proposed disclosure to be included in your goodwill accounting policy in Note 2 to the notes to consolidated financial statements of future periodic reports that expands the description of your process for testing goodwill for impairment. For example, it is unclear from your current disclosure how you have applied the two-step impairment test discussed in ASC 350-20-35-4 through 35-19.

Mr. Jim Rosenberg	-2	June 3, 2013

Response: In light of the Commission’s comment, we have reviewed our prior disclosure and propose to enhance our existing discussion of our process for testing goodwill for impairment in our “Goodwill and Other Intangible Assets” accounting policy in Note 2, “Basis of Presentation and Significant Accounting Policies” to the notes to consolidated financial statements in filings of future Form 10-Ks to disclose the following (new disclosure emphasized by underline):

FASB guidance requires business combinations to be accounted for using the acquisition method of accounting and it also specifies the types of acquired intangible assets that are required to be recognized and reported separately from goodwill. Goodwill represents the excess of cost of acquisition over the fair value of net assets acquired. Other intangible assets represent the values assigned to subscriber bases, provider and hospital networks, Blue Cross and Blue Shield and other trademarks, licenses, non-compete and other agreements. Goodwill and other intangible assets are allocated to reportable segments based on the relative fair value of the components of the businesses acquired.

Goodwill and other intangible assets with indefinite lives are not amortized but are tested for impairment at least annually. We complete our annual impairment tests of existing goodwill and other intangible assets with indefinite lives during the fourth quarter of each year. Certain interim impairment tests are also performed during interim periods when potential impairment indicators exist or changes in our business or other triggering events occur. ~~Furthermore,~~ Goodwill and other intangible assets are allocated to reporting units for purposes of the annual goodwill impairment test. In addition, certain other intangible assets with indefinite lives, such as trademarks, are also tested separately.

FASB guidance allows for qualitative assessments of whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount for purposes of a goodwill impairment analysis and whether it is more likely than not that an indefinite-lived intangible asset is impaired for purposes of an indefinite-lived intangible asset impairment analysis. Quantitative analysis must be performed if qualitative analyses are not conclusive. Entities also have the option to bypass the assessment of qualitative factors and proceed directly to performing quantitative analyses. We begin our annual tests with quantitative analyses. Our impairment tests require us to make assumptions and judgments regarding the estimated fair value of our reporting units, including goodwill and other intangible assets with indefinite lives. Estimated fair values developed based on our assumptions and judgments might be significantly different if other reasonable assumptions and estimates were to be used. ~~In addition, certain other intangible assets with indefinite lives, such as trademarks, are also tested separately.~~

Fair value for purposes of the goodwill impairment test is calculated using a blend of a projected income and market valuation approach. The projected income approach is developed using assumptions about future revenue, expenses and net income derived from our internal planning process. Our assumed discount rate is based on our industry’s weighted-average cost of capital and reflects volatility associated with the cost of equity capital. Market valuations are based on observed multiples of certain measures including membership, revenue, EBITDA (earnings before interest, taxes, depreciation and amortization) and net income as well as market capitalization analyses of WellPoint and other comparable companies. ~~Estimated fair values developed based on our assumptions and judgments might be significantly different if other reasonable assumptions and~~

Mr. Jim Rosenberg	-3	June 3, 2013

~~estimates were to be used.~~ A goodwill impairment loss is recognized to the extent that the carrying amount exceeds the asset’s fair value. This determination is made at the reporting unit level and consists of two steps. First, the fair value of a reporting unit is determined and compared to its carrying amount. Second, if the carrying amount of a reporting unit exceeds its fair value, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation on a business acquisition, at the impairment test date. ~~If estimated fair values are less than the carrying values of goodwill and other intangible assets with indefinite lives in future annual impairment tests, or if~~

The fair value of indefinite-lived intangible assets is estimated and compared to the carrying value. We estimate the fair value of indefinite-lived intangible assets using a projected income approach. We recognize an impairment loss when the estimated fair value of indefinite-lived intangible assets is less than the carrying value. If significant impairment indicators are noted relative to other intangible assets subject to amortization, we may be required to record impairment losses against future income.

2.	Comment: You disclose that you annually evaluate goodwill for impairment using the income and market approaches to estimate the fair value of your reporting units and that you had no impairments as of December 31, 2012. Your disclosure appears to suggest that due to lower operating margins experienced in some of your lines of business, some of your reporting units could have fair values not substantially in excess of carrying value as of the date of the impairment test performed. Please provide us proposed disclosure to be included in future periodic reports to explain if any of your reporting units have a fair value that is not substantially in excess of its carrying value. For any reporting unit at risk of failing step one in the goodwill impairment test, please provide us proposed disclosure to be included herein in future periodic reports that discloses the following information:

•	The percentage by which fair value exceeded carrying value as of the date of the most recent test;

•	The amount of goodwill allocated to the reporting unit;

•	A description of the methods and key assumptions used and how the key assumptions were determined;

•

A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the extent inpatient trends due to increases in spinal surgeries and other cases are expected to affect the assumptions); and,

•	Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Mr. Jim Rosenberg	-4	June 3, 2013

Response: The following table summarizes the estimated fair value, carrying value and the excess of fair value over carrying value by reporting unit as of December 31, 2012.

Dollars in $000,000’s
Reporting Unit	Estimated Fair Value	Carrying Value	Estimated Fair Value in Excess of Carrying Value	Percentage by which fair value exceeds carrying value
Individual	3,283.6	1,907.1	1,376.5	72%
Local Group	13,448.9	11,869.4	1,579.5	13%
Medicare	4,787.6	2,644.4	2,143.2	81%
Medicaid	2,842.1	439.0	2,403.1	547%
Specialty Products	2,648.3	798.2	1,850.1	232%

As noted in the above table, the estimated fair values of our reporting units are substantially in excess of the carrying values as of December 31, 2012. In order for the estimated fair values to decrease below the carrying values, which could potentially result in a material impairment charge in the next twelve months, the Company would need to experience both a significant decrease in future profitability projections and a significant increase in the weighted-average cost of capital, which we believe is unlikely. Given the estimated fair values in excess of carrying values noted above, we believe that the estimated fair value substantially exceeds the carrying value for all reporting units. We do not believe that any of our reporting units are at risk of failing step one in the goodwill impairment test in the next twelve months. As a result, we do not believe the disclosures outlined in comment 2 above are necessary.

Based on our conclusion that none of our reporting units are at risk of failing step one in the goodwill impairment test, we believe that our current disclosures, inclusive of the expanded disclosure outlined in our response to comment 1 above, will meet the needs of users of our financial statements. This expanded disclosure should be read in conjunction with our discussion of potential events and/or changes in circumstances that could reasonably be expected to affect key assumptions used in our impairment analysis, such as the potential risks associated with Health Care Reform outlined in Item 1A. “Risk Factors” on page 23 of our 2012 Annual Report on Form 10-K and as discussed in our Critical Accounting Policies and Estimates, Goodwill and Other Intangible Assets, on page 64 within Item 7. “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of our 2012 Annual Report on Form 10-K, which we will also update as necessary.

We confirm that, in future filings, we will provide more specific disclosures as outlined in comment 2 above, when applicable, for each reporting unit that is at risk of failing step one of the goodwill impairment analysis.

*    *    *    *    *

Mr. Jim Rosenberg	-5	June 3, 2013

In connection with our response to the Commission’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing referenced above;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing referenced above; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the opportunity to respond to your comments and welcome further dialogue. If we may be of assistance in answering additional questions which may arise in connection with this letter, please call me at (317) 488-6109.

Very truly yours,

/s/ John E. Gallina

John E. Gallina
Senior Vice President, Controller, Chief Accounting
Officer and Chief Risk Officer

Copy to:	Joseph R. Swedish
Chief Executive Officer

Wayne S. DeVeydt
Executive Vice President and Chief Financial Officer

Warren Y. Jobe
Chairman of the Audit Committee